Filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated September 30, 2024 to Prospectus dated October 6, 2022

Registration No. 333-267757

DARDEN RESTAURANTS, INC.

FINAL TERM SHEET

4.350% Senior Notes due 2027

4.550% Senior Notes due 2029

Dated: September 30, 2024

	4.350% Senior Notes due 2027 (the “2027 Notes”)	4.550% Senior Notes due 2029 (the “2029 Notes”)

Issuer:	Darden Restaurants, Inc.

Trade Date:	September 30, 2024

Settlement Date:*	October 3, 2024 (T+3)

Expected Ratings:**	Baa2 by Moody’s Investors Services, Inc. BBB by S&P Global Ratings BBB by Fitch Ratings, Inc.

Principal Amount:	$400,000,000	$350,000,000

Maturity Date:	October 15, 2027	October 15, 2029

Interest Payment Dates:	April 15 and October 15, beginning April 15, 2025	April 15 and October 15, beginning April 15, 2025

Coupon (Interest Rate):	4.350%	4.550%

Benchmark Treasury:	3.375% due September 15, 2027	3.500% due September 30, 2029

Benchmark Treasury Price / Yield:	99-15 ¾ / 3.557%	99-21+ / 3.572%

Spread to Benchmark Treasury:	+80 basis points	+102 basis points

Yield to Maturity:	4.357%	4.592%

Price to Public:	99.979% of the principal amount	99.811% of the principal amount

Optional Redemption: Make-Whole Call:	Prior to September 15, 2027 (the “2027 Par Call Date”), the Issuer may redeem the 2027 Notes, at its option, in whole at any time or in part from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2027 Notes matured on the 2027 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of the 2027 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the date of redemption.	Prior to September 15, 2029 (the “2029 Par Call Date”), the Issuer may redeem the 2029 Notes, at its option, in whole at any time or in part from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes matured on the 2029 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of the 2029 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the date of redemption.

Par Call:	On or after the 2027 Par Call Date, the Issuer may redeem the 2027 Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest thereon to the date of redemption.	On or after the 2029 Par Call Date, the Issuer may redeem the 2029 Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid interest thereon to the date of redemption.

Special Mandatory Redemption:	Not applicable.	Upon the occurrence of a Special Mandatory Redemption Trigger (as described in the Preliminary Prospectus Supplement dated September 30, 2024), the Issuer will be required to redeem the 2029 Notes, in whole, at a special mandatory redemption price equal to 101% of the aggregate principal amount of the 2029 Notes being redeemed, plus accrued and unpaid interest, if any, on the aggregate principal amount of the 2029 Notes being redeemed to, but excluding, the date of such redemption.

Repurchase at the Option of Holders upon a Change of Control Triggering Event:	The 2027 Notes will be subject to repurchase at the option of the holders at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest if the Issuer experiences a Change of Control Triggering Event.	The 2029 Notes will be subject to repurchase at the option of the holders at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest if the Issuer experiences a Change of Control Triggering Event.

CUSIP / ISIN:	237194 AP0 / US237194AP05	237194 AQ8 / US237194AQ87

Joint Book-Running Managers:	BofA Securities, Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Mizuho Securities USA LLC TD Securities (USA) LLC PNC Capital Markets LLC Scotia Capital (USA) Inc. Goldman Sachs & Co. LLC

* It is expected that delivery of the notes will be made against payment therefor on or about October 3, 2024 which is the third trading day following the date hereof (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Purchasers of the notes should note that the ability to settle secondary market trades of the notes effected on any date prior to the first business day before the settlement date may be affected by the T+3 settlement. Accordingly, purchasers who wish to trade the notes on any date prior to the first business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own legal advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer’s Preliminary Prospectus Supplement, dated September 30, 2024.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Truist Securities, Inc. at 1-800-685-4786, U.S. Bancorp Investments, Inc. at 1-877-558-2607 or Wells Fargo Securities, LLC at 1-800-645-3751.